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                      [EASTGROUP PROPERTIES CORP. LOGO]         EXHIBIT V






NEWS RELEASE                    FOR MORE INFORMATION, CONTACT:
- ------------                    David H. Hoster II, President or
                                N. Keith McKey, Chief Financial Officer
                                (601) 354-3555


             EASTGROUP OFFER FOR COPLEY PROPERTIES, INC. EXPIRES
             ---------------------------------------------------

        JACKSON, MISSISSIPPI, June 8, 1995 -- EastGroup Properties (NYSE-EGP) announced that its merger proposal to Copley Properties, Inc. ("Copley") expired at 5:00 P.M. EDT on June 8, 1995 because Copley had not accepted the proposal or entered into substantive and good faith negotiations with EastGroup.

        Leland R. Speed, Chairman of EastGroup, stated "I am disappointed that Copley has chosen not to accept EastGroup's merger proposal. We believe that management and the Board of Directors of Copley should have given their shareholders an opportunity to consider our proposal." Mr. Speed noted that EastGroup's offer of $12.00 in EastGroup shares for each Copley share owned represented a 24% increase over the closing price of Copley's shares on April 25, 1995, the day prior to the date on which EastGroup announced its interest in Copley.


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